UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2021	BROOKFIELD BUSINESS PARTNERS, L.P., by its general partner, Brookfield Business Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	The audited consolidated financial statements of Modulaire Investments 2 S.à.r.l. as of and for the year ended December 31, 2020

99.2	The unaudited consolidated financial statements of Modulaire Investments 2 S.à.r.l. as of and for the six months ended June 30, 2021 and 2020

99.3	The unaudited pro forma financial statements of Brookfield Business Partners L.P. as of June 30, 2021 and for the periods ended June 30, 2021 and December 31, 2020